UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28839 / July 28, 2009

_____
                                                    :
In the Matter of   :
                                                    :
GE FUNDS   :
GE INSTITUTIONAL FUNDS   :
GE INVESTMENTS FUNDS, INC.   :
GE ASSET MANAGEMENT INCORPORATED   :
                                                    :
                                                    :
GE Asset Management Incorporated   :
3001 Summer Street   :
Stamford, CT 06905   :
                                                    :
(812-13545)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

GE Funds, GE Institutional Funds, GE Investments Funds, Inc., and GE Asset
Management Incorporated filed an application on July 9, 2008, and amendments to the
application on November 8, 2008, May 8, 2009, June 29, 2009, and July 6, 2009,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the
"Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act.
The order would permit applicants to enter into and materially amend subadvisory
agreements without shareholder approval and would also grant relief from certain
disclosure requirements.

On July 2, 2009, a notice of the filing of the application was issued (Investment Company
Act Release No. 28808). The notice gave interested persons an opportunity to request a
hearing and stated that an order granting the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by GE Funds, GE Institutional Funds, GE Investments Funds, Inc., and GE Asset Management Incorporated (File No. 812-13545) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary